TSX:IRC                                                                                 NR 05-11

                                                                                          June 28, 2005

INTERNATIONAL ROYALTY CORPORATION ANNOUNCES NEW AND IMPROVED WEBSITE

DENVER, COLORADO, June 28, 2005 - International Royalty Corporation (TSX: IRC) (“IRC” or “the Company”) is pleased to announce a new and improved website.  Log on to www.internationalroyalty.com to view updated information on the Company, management, press releases, archived presentations and SEDAR filings for IRC.

Douglas J. Hurst, President of IRC, said “We are excited to ramp up our investor relations program.  IRC is dedicated to using all available best practices to keep our investors updated and informed on valuable information about the Company.”

The new IRC website is one of several steps being taken as a part of IRC’s investor relations campaign. The Company recently employed Jack Perkins to oversee the Company’s investor relations activities and retained Renmark Financial, one of the largest retail investor relations firms in Canada, to assist in expanding the Company’s exposure to investors.  IRC is currently embarked on an 18-week advertising campaign in the Northern Miner.

IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties.  IRC holds interests in or has contracts for the purchase of over 60 royalties, including an effective 2.7% net smelter return interest in the Voisey's Bay nickel-copper-cobalt project located in Labrador, Canada.  IRC’s portfolio includes royalties on properties ranging from the exploration through production stages across the globe.

On behalf of the Board of Directors,

INTERNATIONAL ROYALTY CORPORATION

Douglas B. Silver

Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Douglas B. Silver, Chairman and CEO: (303) 799-9020

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

Renmark Financial Communications Inc.

Tina Cameron : tcameron@renmarkfinancial.com

Edith English : eenglish@renmarkfinancial.com

Media, Cynthia Lane: clane@renmarkfinancial.com

Tel.: (514) 939-3989

www.renmarkfinancial.com